February 25, 2025

Robert Logan
Chief Executive Officer
Greenfire Resources Ltd.
1900     205 5th Avenue SW
Calgary , Alberta T2P 2V7

       Re: Greenfire Resources Ltd.
           Form 20-F for the Fiscal Year Ended December 31, 2023
           Filed March 27, 2024
           File No. 001-41810
Dear Robert Logan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Tony Kraljic